PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME

CHIYODA-KU, TOKYO 100-0011, JAPAN

January 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attention:	Mr. Hugh West
Accounting Branch Chief

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2013

Filed July 22, 2013

File No. 000-54189

Dear Mr. West:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), in response to your letter, dated December 18, 2013. We appreciate the Commission staff’s review of and comments to the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2013 (the “2013 Form 20-F”).

Set forth below are the Commission staff’s comments together with the Registrant’s responses to the comments.

Item 3. Key Information, page 6

Transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism…, page 18.

COMMENT NO. 1: We are aware of the OFAC press release dated December 12, 2012, announcing its assessment of approximately $8.57 million in penalties against your banking subsidiary, The Bank of Tokyo-Mitsubishi UFJ. Ltd. (“BTMU”), for its apparent violations of OFAC-administered economic sanctions, including those related to Iran, Sudan, and Cuba. We are also aware of the New York State Department of Financial Services press release dated June 20, 2013, announcing its assessment of $250 million in penalties against BTMU, for its violations of New York banking law in connection with transactions involving sanctioned countries and entities, including Iran and Sudan. In addition, we note that in your letters to us dated May 10, 2010 and August 16, 2010, you discussed your operations related to Iran and Syria.

U.S. Securities and Exchange Commission	2

As you know, Cuba, Iran, Sudan, and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated activities related to, or contacts with, Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since your 2010 letters. Your response should describe any agreements, arrangements, or contacts you have had with the governments of Cuba, Sudan, and Syria or entities controlled by those governments.

RESPONSE TO COMMENT NO. 1: The Registrant has advised us that the nature of its activities related to, and contacts with, Cuba, Sudan and Syria have not materially changed since the response letters submitted in 2010. The Registrant currently does not have, and does not anticipate having, a subsidiary, branch, representative office or other physical presence in Cuba, Sudan or Syria.

The Registrant notes that it is committed to comply with Japanese, U.S. and other applicable laws in connection with all transactions relating to Cuba, Sudan and Syria. In particular, the Registrant’s anti-money laundering policy requires “know your customer” inquiries to be performed in accordance with applicable laws and regulations. The Registrant requires each of its subsidiaries that engages in cross-border transactions to adopt specific procedures to ensure compliance with applicable sanctions laws and regulations taking into account the nature of the relevant subsidiary’s operations. For example, the Registrant’s main commercial bank subsidiary, BTMU, requires all cross-border settlement transactions to be screened (through automated checks supplemented by manual checks) against the U.S. Treasury Department’s List of Specially Designated Nationals and Blocked Persons (“SDN List”) and similar international lists, and further prohibits U.S. dollar-denominated transactions related to Cuba, Sudan and Syria unless the transaction is covered by a license under relevant sanctions laws or otherwise exempt from the relevant sanctions laws.

The Registrant has advised us that its activities with respect to Cuba, Sudan and Syria described below are conducted by its non-U.S. affiliates and do not involve U.S. dollars or clearing services of U.S banks for the settlement of payments, unless the transaction is covered by a license under relevant sanctions laws or otherwise exempt from the relevant sanctions laws. The Registrant has also represented that it intends to continue to limit its activities relating to Cuba, Sudan and Syria to the types of transactions described below, in each case in relation to customers’ transactions and only to the extent permitted by applicable laws and regulations.

Credit Facilities. The Registrant has confirmed that as of March 31, 2011, 2012 and 2013, it had no direct credit exposure to any entity in Cuba, Sudan and Syria. The Registrant, however, has advised us that it has indirect transactions relating to Cuba, Sudan and Syria in the form of loans and trade financing (collectively, “credit facilities”) provided to entities outside Cuba, Sudan and Syria, mainly to Japanese companies, engaged in import and export transactions with counterparties in the three countries. The Registrant’s risk exposure in these credit facilities is not to the entities in Cuba, Sudan or Syria.

U.S. Securities and Exchange Commission	3

Foreign Exchange, Bank Remittance and Other Settlement Services. The Registrant has advised us that it provides foreign exchange, bank remittance and other settlement services in connection with its customer transactions with counterparties in Cuba, Sudan or Syria. The Registrant notes that its foreign exchange, bank remittance and other settlement services are mostly for the benefit of Japanese companies, and its risk exposure is to those Japanese companies – not to any entity in Cuba, Sudan or Syria.

Deposits outside the United States. The Registrant, through BTMU, has deposits outside the United States from entities affiliated with Cuba, Sudan and Syria as well as from government-related individuals such as diplomats from Cuba, Sudan and Syria. The Registrant has confirmed that it screens these accounts in accordance with applicable laws and regulations, and takes appropriate actions, such as freezing accounts, when necessary.

COMMENT NO. 2: Please discuss the materiality of your contacts with, Cuba, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

RESPONSE TO COMMENT NO. 2: The Registrant does not believe its business activities related to, or contacts with, Cuba, Sudan and Syria are material or that its business activities related to those countries would constitute a material investment risk for security holders.

As of March 31, 2011, 2012 and 2013, the Registrant had no direct credit exposure to any entity in Cuba, Sudan and Syria.

U.S. Securities and Exchange Commission	4

As discussed in the response to Comment No. 1, the risk exposure for the foreign exchange, bank remittance and other settlement services provided by the Registrant in connection with Cuba, Sudan or Syria is to entities outside of Cuba, Sudan or Syria, mostly to Japanese companies. In addition, the Registrant confirms that the volume of, and fees from, the foreign exchange, bank remittance and other settlement services related to Cuba, Sudan and Syria are not material. For example, the remittances transactions completed by the Japanese branches of BTMU to and from accounts at third-party banks located in Cuba, Sudan and Syria (but excluding inter-bank transactions with banks in Cuba, Sudan and Syria) from January 1, 2013 to December 31, 2013 are as follows:

	Remittances Sent		Remittances Received
	Number of Transactions	Total Amount	Number of Transactions	Total Amount
		(in thousands)		(in thousands)
Cuba	310	¥360,479	132	¥2,297,007
Sudan	97	447,558	45	175,753
Syria	53	49,532	7	6,462,041

The above transactions represent less than 0.01% of BTMU’s total remittance transaction volume during the same period.

Similarly, the Registrant believes deposits from entities and individuals affiliated or related to the governments of Cuba, Sudan and Syria, discussed in the response to Comment No. 1, represent an immaterial amount compared to the Registrant’s total deposits. For example, the aggregate deposits in BTMU from Cuban, Sudanese and Syrian banks, which represent the largest group of depositors related to those countries, in the aggregate accounted for less than 0.001% of the Registrant’s total deposits as of March 31, 2011, 2012 and 2013.

From a qualitative perspective, the Registrant believes its disclosure in the 2013 Form 20-F1 appropriately identifies and discusses the potential investment risk for security holders associated with its business activities related to Cuba, Sudan and Syria. The Registrant believes such disclosure is adequate in light of its commitment to complying with all laws and regulations applicable to transactions relating to Cuba, Sudan and Syria. The settlement with OFAC in December 2012 and the announcement by the New York State Department of Financial Services in June 2013 regarding U.S. economic sanction issues relate to transactions by BTMU in or before 2007. Since 2007, BTMU has undertaken significant remediation to improve its compliance policies and procedures with respect to transactions relating to sanctioned countries, including Cuba, Sudan and Syria, and sanctioned entities.

[1]

The disclosure is provided in “Item 3. Key Information – D. Risk Factors – We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage our reputation.”

U.S. Securities and Exchange Commission	5

Item 18. Financial Statements, page 210

Notes to Consolidated Financial Statements, page F-15

Note 1. Basis of Financial Statements and Summary of Significant Accounting Policies, page F-15

Summary of Significant Accounting Policies, page F-16

COMMENT NO. 3: In an effort to provide more clarity and to differentiate restructured loans from troubled debt restructuring (TDRs), please provide to us and revise your accounting policies for Loans (F-18 and F-19) and Allowance for Credit Losses (F-20 through F-22), to disclose the following:

•	Differentiate a restructured loan from a troubled debt restructuring. In this regard, explain in greater detail how you determine if a modification or restructuring is a TDR.

•	Explain how modifications to loans (whether restructured or TDRs) within each of your loan segments are factored into the determination of the allowance for credit losses.

•	Explain how defaults in your TDRs are factored into the determination of the allowance for credit losses.

RESPONSE TO COMMENT NO. 3: The Registrant has advised that troubled debt restructurings (“TDRs”) include all loans where a concession, such as reduction in stated rate, extension of stated maturity date, partial forgiveness of the principal, or combination of these concessions, is granted to a borrower facing financial difficulties in accordance with ASC310-40. The restructured loans disclosed by the Registrant represents TDRs that are accounted for on an accrual basis. The Registrant discloses nonaccrual TDRs as part of nonaccrual loans. The Registrant’s disclosure of restructured loans is derived from Securities Act Industry Guide 3 (Guide 3 – Statistical Disclosure by Bank Holding Companies) Item III.C.1, which requires disclosure of nonaccrual, past due and restructured loans and indicates that TDRs not reported within nonaccrual and past due should be presented as restructured loans. In its future filings, the Registrant will clarify that restructured loans are loans that are TDRs accounted for as accruing loans (“accrual TDRs”).

Once a loan is determined to be a TDR, regardless of whether it is accruing or not accruing, the Registrant determines the allowance for credit losses for such TDR in each loan segment based upon a discounted cash flow analysis taking into account the revised loan terms of the TDR and the original effective interest rate or the fair value of collateral in accordance with ASC 310-10-35-22. When accruing loans are modified in TDRs, the Registrant determines the allowance for credit losses using the discounted cash flow method, instead of applying the formula allowance. (The Registrant has provided such information on page F-21 of the 2013 Form 20-F.) Therefore, the amounts of allowance for credit losses for such TDRs are generally larger than those provided before modification. In the present value calculation, the Registrant incorporates factors such as probability of default applicable to the borrower based on the internal borrower rating and loss given default, considering the historical loss experience. For non-accrual TDRs, the Registrant generally determines the allowance for credit losses using the discounted cash flow method or based on the fair value of the collateral.

U.S. Securities and Exchange Commission	6

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment. For loans where the allowance for credit losses is estimated using discounted cash flows, defaults are factored in the estimate of future cash flows. In most cases, the default may result in the determination that there is substantial doubt about the future cash flows and that the loan is collateral-dependent. The Registrant monitors the current levels of default in TDRs based on the actual losses by type of loan, which are updated every six months, and adjusts the expected cash flows to reflect the updated probability of default.

In its future filings, the Registrant intends to clarify the above by revising its disclosure of accounting policies relating to loans and allowance for credit losses substantially in the form of Exhibit A to this letter.

Note 4. Loans and Allowance for Credit Losses, page F-42

Troubled Debt Restructurings, page F-46

COMMENT NO. 4: We note in the final paragraph that your TDR’s for the Commercial and Residential segments in the table presented do not include nonaccrual loans with concessions granted as once a loan is classified as nonaccrual, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Furthermore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan after modification. Please address the following:

•

Although we understand the aforementioned loans are included with your nonaccrual loans, tell us and clarify in your future filings if you consider those loans to be TDRs (i.e. within the guidance in ASC 310-40-15). If such loans are not considered TDRs, please explain in sufficient detail why not.

•

Considering the bullet point above, please revise your table on page F-44 (Impaired Loans) to disaggregate your nonaccrual loans from your commercial and residential loans with concessions, and your restructured loans (i.e. TDRs).

•

In light of the bullet points above, and your disclosure on page 111 (i.e. substantially all of your restructured loans are considered troubled debt restructurings), consider revising your description preceding the table on page F-44 to indicate that impaired loans primarily include nonaccrual loans and troubled debt restructurings.

U.S. Securities and Exchange Commission	7

RESPONSE TO COMMENT NO. 4: The Registrant advised us that it considers nonaccrual loans with concessions granted to be TDRs. Those TDRs are classified as impaired loans and the allowance for credit loans is calculated in accordance with ASC 310-10-35-22. As indicated on page F-46 of 2013 Form 20-F, however, nonaccrual TDRs for the Commercial and Residential segments have been excluded from the Registrant’s disclosure of TDRs by class.

Management of the Registrant has explained that they do not manage nonaccrual TDRs separately from other nonaccrual loans. In management’s view, tracking the performance of nonaccrual TDRs (i.e., subsequent defaults of nonaccrual TDRs) is not useful for the Registrant as many nonaccrual TDRs are done out of necessity and often future defaults are expected as the borrowers have already defaulted on the original terms of the loan (e.g., a modification to extend maturity was made when the borrower failed to make the contractual principal and interest payments under the original terms of the loan). The Registrant has further represented that the allowance for credit losses is not significantly impacted as the nonaccrual TDR loans were already deemed to be impaired, and any further modifications made to a nonaccrual TDR does not significantly impact the allowance for credit losses calculated under ASC 310-10-35-22. Accordingly, the Registrant historically has disclosed nonaccrual Commercial and Residential TDR loans together with other nonaccrual loans, and has not separately collected data on nonaccrual TDRs for the Commercial and Residential segments.

U.S. Securities and Exchange Commission	8

Although the Registrant does not separately manage nonaccrual TDRs for the Commercial and Residential segments, management of the Registrant monitors the occurrences of loan modifications within nonaccrual loans as supplementary managerial data. However, the Registrant does not monitor period-end balance of modified nonaccrual loans because they are already deemed impaired. Loan modifications, such as reduction in stated rate or extension of stated maturity date, may occur on multiple occasions during a reporting period, especially with respect to short-term notes which are common for nonaccrual loans. In its future filings, the Registrant intends to enhance its TDR related disclosure (such as that on page F-46 of the 2013 Form 20-F) by providing supplementary information about the accumulated amount of nonaccrual loans that were subject to modifications during the reporting period by segment and class substantially in the format set forth below.2

Accumulated modifications made to nonaccrual loans (Commercial and Residential Loans)

For the fiscal year ended March 31, 2013
(in millions)
Commercial
Domestic	¥478,274
Manufacturing	145,219
Construction	18,381
Real estate	34,937
Services	43,005
Wholesale and retail	180,489
Banks and other financial institutions	6,144
Communications and information services	20,131
Other industries	21,364
Consumer	8,604
Foreign – excluding UNBC	36,675
Loans acquired with deteriorated credit quality	1,196
Residential	16,681

Total	¥532,826

Note: Includes accumulated loan modification activity, such as reduction in stated rate or extension of stated maturity date, that may have occurred on multiple occasions during the reporting period.

In addition, the Registrant intends to disclose in its future filings as a note to the table disclosing impaired loans (such as that on page F-44 of the 2013 Form 20-F), the outstanding balances of accrual TDRs substantially in the format set forth below.

Note: Included in impaired loans as of March 31, 2014 are accrual TDRs as follows: ¥● million – Commercial; ¥● million – Residential; ¥● million – Card; and ¥● million – UNBC.

[2]

Although management of the Registrant intends to include the proposed disclosure substantially in the form set forth above, the Registrant has advised that the presentation is preliminary because data from certain subsidiaries, which the Registrant believes will not materially affect the overall data presentation, are not available as of the date of this letter.

U.S. Securities and Exchange Commission	9

The difference between the impaired loan total and the amounts disclosed in the above note disclosure would represent nonaccrual impaired loans, which would include both TDRs and non-TDRs. As noted above, the Registrant does not manage nonaccrual TDRs separately from other nonaccrual loans for the Commercial and Residential segments. Accordingly, the Registrant does not compile information necessary to separately disclose TDRs within its disclosure of nonaccrual impaired loans.

In its future filings, the Registrant will add the following sentence in the description preceding the table disclosing impaired loans (such as that on page F-44 of the 2013 Form 20-F): “The MUFG Group’s impaired loans primarily include nonaccrual loans and troubled debt restructurings.”

COMMENT NO. 5: To increase transparency related to your impaired and restructured loan activity as presented on pages F-44 through F-46, please provide to us and disclose in future filings, the following:

•

We understand your table of Troubled Debt Restructurings (TDRs) on page F-46 includes only the activity during the fiscal year ended March 31, 2013. Supplement or provide an additional table that presents your aggregate TDRs for the fiscal years ended 2012 and 2013. Additionally, differentiate and quantify those that are performing versus non-performing.

•

Provide a table that summarizes your outstanding TDRs for fiscal year ended 2012 and 2013 by type of concession type (e.g., reduction in stated interest rate, extension of stated maturity date, partial forgiveness of principal, or a combination of multiple modifications, etc.).

•

Include a rollforward of your impaired loans for fiscal years ended 2012 and 2013 by type (e.g. nonaccrual, performing TDRs, non-performing TDRs, etc.) that separately identifies beginning balances, additions, loans removed (e.g. loans written-off, loans paid-off, etc.), loans transferred between such loan types (e.g. non-accrual to accrual, etc.) , and ending balances. The aforementioned is not intended to be all-inclusive.

RESPONSE TO COMMENT NO. 5: In its future filings, the Registrant intends to add to its current TDR disclosure, information on the outstanding recorded investment balances of TDRs substantially in the format set forth below.3 As indicated in

[3]	Although management of the Registrant intends to include the proposed disclosure substantially in the form set forth above, the Registrant has advised that the presentation is preliminary because data from certain subsidiaries, which the Registrant believes will not materially affect the overall data presentation, are not available as of the date of this letter.

U.S. Securities and Exchange Commission	10

the response to Comment No. 4 above, the additional disclosure will exclude information relating to nonaccrual TDRs for the Commercial and Residential segments because the Registrant does not manage nonaccrual TDRs separately from other nonaccrual loans. The Registrant will add a note to the disclosure table explaining that all of the TDRs disclosed in the table for Commercial and Residential segments are accruing loans, but that the TDRs for the Card and UNBC segments include accrual and nonaccrual loans.

As of March 31, 2012
Troubled Dept Restructurings
Outstanding Recorded Investment Balances
(in millions)
Commercial
Domestic	¥520,579
Manufacturing	161,288
Construction	15,891
Real estate	59,968
Services	91,943
Wholesale and retail	131,439
Banks and other financial institutions	1,868
Communications and information services	18,380
Other industries	15,180
Consumer	24,622
Foreign – excluding UNBC	85,647
Loans acquired with deteriorated credit quality	15,363
Residential	199,595
Card	146,789
UNBC	23,564

Total	¥991,537

As of March 31, 2013
Troubled Debt Restructurings
Outstanding Recorded Investment Balances
(in millions)
Commercial
Domestic	¥567,928
Manufacturing	247,135
Construction	15,130
Real estate	54,221
Services	74,777
Wholesale and retail	122,986
Banks and other financial institutions	1,329
Communications and information services	21,246
Other industries	10,321
Consumer	20,783
Foreign – excluding UNBC	103,157
Loans acquired with deteriorated credit quality	14,763
Residential	180,729
Card	124,373
UNBC	52,848

Total	¥1,043,798

U.S. Securities and Exchange Commission	11

The Registrant’s systems and processes have not been designed to and cannot aggregate the outstanding principal balance of TDRs by type of concession. As a result, the Registrant is unable to prepare the requested table summarizing outstanding TDRs by concession type. The Registrant respectfully submits that given the relatively immaterial amount of TDRs when compared to the Registrant’s loan portfolio (approximately 1.1% as of March 31, 2013), the costs related to system modifications and new processes to allow for the disclosure of TDRs by type of concession outweigh the benefits of such disclosure to investors. The Registrant, however, is able to provide a description of the primary types of concessions provided within the segments, and intends to disclose in its future filings descriptions regarding the concession type for each segment, as supplementary information to its TDR disclosure substantially in the following format:

Note: For the fiscal year ended March 31, 2013, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, whereas reduction in the stated rate and payment deferrals were the primary concession types in the Card and UNBC segments, respectively. For the fiscal year ended March 31, 2012, extension of the stated maturity date of loan was the primary concession type in the Commercial and Residential segments, whereas reduction in the stated rate and payment deferrals were the primary concession types in the Card and UNBC segments, respectively.

The Registrant also intends to newly disclose a rollforward presentation of its impaired loans by classifying them into accrual TDRs, and other impaired loans (including nonaccrual TDRs), substantially in the format set forth below.4

Impaired Loans Rollforward

	For the fiscal year ended March 31,
	2012	2013
	(in millions)
Accrual TDRs
Balance at beginning of period	¥832,283	¥897,460
Additions (new accrual TDR status)	389,249	318,655
Transfers to other impaired loans (including nonaccrual TDRs)	(93,475)	(56,256)
Loans sold	0	(49)
Principal payments and other	(230,597)	(197,269)

Balance at end of period	¥897,460	¥962,541

Other impaired loans (including nonaccrual TDRs)
Balance at beginning of period	¥1,060,815	¥1,134,408
Additions (new other impaired loans (including nonaccrual TDRs) status)	504,968	498,422
Charge-off	(86,562)	(46,069)
Transfers to accrual TDRs	(31,380)	(27,517)
Loans sold	(30,441)	(17,650)
Principal payments and other	(282,992)	(303,369)

Balance at end of period	¥1,134,408	¥1,238,225

[4]	Although management of the Registrant intends to include the proposed disclosure substantially in the form set forth above, the Registrant has advised that the presentation is preliminary because data from certain subsidiaries, which the Registrant believes will not materially affect the overall data presentation, are not available as of the date of this letter.

U.S. Securities and Exchange Commission	12

Note 20. Earnings Per Common Share Applicable to Common Shareholders of MUFG, page F-96

COMMENT NO. 6: Please revise your future filings to quantify those securities (including stock-based compensation) that could potentially dilute EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to ASC 260-10-50-1c.

RESPONSE TO COMMENT NO. 6: The Registrant has advised us that stock options and restricted stock units issued by Morgan Stanley were not included in the computation of diluted EPS for the fiscal year ended March 31, 2012 and for the six months ended September 30, 2012. In addition, shares of convertible preferred stock issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. were not included in the computation of diluted EPS for the six months ended September 30, 2012.

The Registrant intends to revise its disclosure in future filings, to quantify the number of potentially dilutive securities that are not included in the computation of diluted EPS because the effect is antidilutive for the periods presented in accordance with ASC 260-10-50-1c. For example, its disclosure for those securities with the antidilutive effect in its Form 6-K for the six months ended September 30, 2013 was presented as follows:

For the six months ended September 30, 2012, stock options and restricted stock units issued by Morgan Stanley to purchase 44 million shares and convert into 87 million shares, respectively, could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share as they were antidilutive.

In addition, for the six months ended September 30, 2012, convertible preferred stocks issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., which were convertible to 172,110 shares, could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share as they were antidilutive.

*            *             *

U.S. Securities and Exchange Commission	13

Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-4496-6202) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Ms. Michelle Miller
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.

U.S. Securities and Exchange Commission	14

Exhibit A

[To be added to the “Loan Policy” note]

The MUFG Group modifies certain loans in conjunction with its loss-mitigation activities. Through the modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings (“TDRs”). TDRs which are accounted for as accruing loans are identified by the MUFG Group as “restructured loans”.

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been restructured as a TDR and the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, the MUFG Group may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Once a restructured nonaccrual loan is deemed to be a TDR, the MUFG Group will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

A loan that has been modified in a TDR is generally considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms. Because loans modified in TDRs are considered to be impaired, these loans are measured for impairment using the MUFG Group’s established asset-specific allowance methodology, which considers the expected default rates for the modified loans. See pages F-20 through F-22 for a discussion for each business segment.

[To be added to the “Allowance for Credit Losses Policy” note]

(Commercial Segment)

Loans that have been modified in a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the effective interest rate of the loans prior to modification.

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(Residential Segment)

Loans that have been modified in a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the effective interest rate of the loans prior to modification.

(Card Segment)

Loans that have been modified in a TDR are treated as impaired loans, and the allowance for credit losses is determined using the discounted cash flow method whereby the estimated future cash flows are discounted using the effective interest rate of the loans prior to modification.

(UNBC Segment)

Loans that have been modified in a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by using the discounted cash flow method whereby the estimated future cash flows are discounted using the effective interest rate of the loans prior to modification.